BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

June 22, 2006

Item 3: Press Release

June 26, 2006

Item 4: Summary of Material Change

Augusta announced today that it has signed two contracts (the “Contracts”) with the Central Arizona Water Conservation District (“CAWCD”). One Contract allows Augusta to become a water user in the CAWCD system; Augusta can request up to 10,000 acre-feet of water per year for the five-year term of the Contract. The other Contract allows Augusta to store the water in the Pima Mine Storage and Retrieval Facility in Pima County, Arizona. The pre-stored water will accumulate in a water-bank account to offset groundwater removed from the aquifer once mine operations begin on the Rosemont property. The planned mine operations at Rosemont will incorporate water-miser design principles and are expected to use 5,000 acre-feet per year or less.

Item 5: Full Description of Material Change

Augusta announced today that it has signed two contracts (the “Contracts”) with the Central Arizona Water Conservation District (“CAWCD”). One Contract allows Augusta to become a water user in the CAWCD system; Augusta can request up to 10,000 acre-feet of water per year for the five-year term of the Contract. The other Contract allows Augusta to store the water in the Pima Mine Storage and Retrieval Facility in Pima County, Arizona. The pre-stored water will accumulate in a water-bank account to offset groundwater removed from the aquifer once mine operations begin on the Rosemont property. The planned mine operations at Rosemont will incorporate water-miser design principles and are expected to use 5,000 acre-feet per year or less.

“These contracts are significant for three reasons.” says Augusta Vice President for Projects and Environment, Jamie Sturgess. “Augusta’s water supply plan is sustainable within the Tucson aquifer, provides minimal impact environmentally and fits with our design principles for the project.” Mr. Sturgess adds: “We are also happy to have addressed the water supply question ahead of the Environmental Impact Statement Review process, which removes a significant amount of uncertainty regarding project impacts to the region. Augusta will continue to avoid, minimize, or mitigate anticipated project impacts wherever possible so that Rosemont will be a model for responsible copper mine development.”

The initial 5-year contract term (the standard CAWCD contract term) may be renewed in the future, and Augusta can also seek additional water amounts to be pre-stored into the aquifer at other storage and retrieval facilities within the basin.

Augusta also announces that it has solicited proposals for completion of the detailed Feasibility Study for the Rosemont Project. Augusta anticipates announcing the winning bidder for the Feasibility study during July. The Feasibility Study is scheduled for completion early in 2007.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer,
Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 26th day of June 2006.

/s/	“Purni Parikh”
Name:	Purni Parikh
Title:	Corporate Secretary